January 10, 2008

Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE:	Honeywell International Inc.
Definitive 14A
Filed March 12, 2007
File No. 001-08974

Dear Mr. Morris:

We are writing in response to your letter dated December 10, 2007 setting forth comments on the above-referenced definitive proxy statement. The numbered paragraphs below correspond to the numbered paragraphs in your letter. Unless otherwise defined in this letter, capitalized terms used herein shall have the meanings ascribed to them in our letter dated October 18, 2007 (“supplemental response” or “Prior Response”).

1.	Staff’s Comment: Your supplemental response to prior comment 3 appears to propose very limited revisions to your Compensation Disclosure & Analysis. We re-issue the prior comment. Please confirm that you will provide additional detail and analysis at an individual level regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

Our Response: We confirm that we will provide additional detail and analysis with respect to each named executive officer of decisions regarding each element of our executive compensation program, including discussing specific material factors regarding individual compensation decisions and how they impacted the Committee’s final determinations. It is necessary to keep in mind, however, that as we pointed out in our Prior Response, the Committee’s decision-making process is not susceptible to reduction to a linear formula.

Mr. Daniel Morris
January 10, 2008

2.	Staff’s Comment: While we note your response to prior comment 6, we re-issue the prior comment in part. Please specifically confirm that you will identify all benchmark companies. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please confirm that you will explain why.

3.	Staff’s Comment: Your disclosure indicates that compensation is targeted at the 75th percentile as compared to your benchmark companies. It is unclear why you believe that this percentile is not “a material factor in your compensation decisions.” Please explain.

Our Response: Staff’s Comments 2 and 3 pertain to related topics and are addressed collectively below. The Committee reviews information regarding executive compensation paid by the designated peer group (all of whom were disclosed in the 2007 Proxy), as well as surveys and other published data compiled by third parties (without any input from the Company) and made generally available, solely as general background information regarding competitive market conditions. The Committee does not set specific benchmark targets for total executive compensation or for individual elements of the Company’s executive compensation program. Thus, such information is not a material factor in the Committee’s compensation decisions. We will use terms such as “competitive market data” or “general background information” rather than the term “benchmark” in future filings to clarify our discussion of this topic. If, in the future the Committee determines that the setting of benchmark targets is appropriate, we will disclose all companies used for this purpose.

4.	Staff’s Comment: While we note your response to prior comment 9, we re-issue the comment. To the extent that discretion has been exercised with respect to compensation programs, please confirm that you will provide a more detailed discussion of each instance in future filings.

Our Response: We confirm that we will provide a detailed discussion of each instance of a material exercise of upward or downward discretion by the Committee in its compensation decisions.

Mr. Daniel Morris
January 10, 2008

5.	Staff’s Comment: We note your response to prior comment 11. We re-issue the comment and request that you confirm that you will comply with the comment in future filings.

Our Response: We will comply with this comment in future filings.

* * * * * * * * * *

      Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to call me at 973-455-5208 if you have any questions or would like to discuss any aspect of this letter.

Sincerely,

/s/ Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel